CIARI GUITARS
2021 Report

Dear investors,

The adage "if it was easy, everyone would do it" is near and dear at Ciari Guitars. Even with a global pandemic and myriad challenges, we have never strayed from our firm belief that we're onto something truly special. And despite these formidable headwinds, we view 2021 as a success.

It started by expanding our Ciari family to include YOU via our successful Wefunder raise. It's beyond humbling to see people who "get it," who have vision beyond the status quo, and who stepped up in a BIG way to join our journey of music-tech disruption. Thank you!

Among the reasons we're bullish on our future:

(1) Ascender Redesign: Working with industry legends Joe Glaser and Grover Jackson, we redesigned our electric guitar with a brand-new look, name, and a more affordable price point to reach a larger segment of the market. Dubbed the "Ascender Standard," this game-changer will launch Summer 2022.

(2) Audience Growth: To capitalize on the return to travel, we ramped up our marketing and social media efforts in 2021. Among the highlights, we are proud to relay the following:

Instagram: Our Insta following increased 311% in 2021.

Virality: We've had several videos, including on Instagram and TikTok, with over 1M views.

Rolling Stone: We were featured in the Rolling Stone Holiday Gift Guide, which led to sales and was great exposure.

Website Revamp: As our story evolves, we're creating a better experience for our online audience. We updated our Buy page for better SEO rankings, and also added multiple "Lifestyle" vignettes to highlight that our Ascender is for much more than air travel – as in, Motorcycles, RVs, Van Life, Boats/Yachts, and space-constrained living, for example – apartments.

(3) Artist Engagements: We're thrilled to see more artists seeking us out for our stage-quality and industry leading convenience. Among the new artists joining the Ciari Guitars family in 2021:

Rick Marcel – Lead guitarist for Kool & The Gang. Rick debuted our Ascender at the iconic Austin City Limits and he's never looked back! Rick will be taking our Ascender on the Kool & The Gang 2022 world tour: 50 shows spanning 39 cities, 8 countries, and 3 continents!

Quinton Gibson – Lead guitarist for Darius Rucker and songwriter/composer for TV and movies. Quinton joined the Ciari family for the quality and convenience it offers him on the road, both on-stage and also when he's on the tour-bus and writing/composing while on the road.

Kelly Slater – Based in Hawaii, and anywhere with great waves, surf legend Kelly Slater joined our ranks in 2021, performing for our Artist Showcase in April as part of our Wefunder capital raise. Our favorite quote: "Where was this 15 years ago!"

Miles Doughty – Founding member of world-touring Slightly Stoopid, Miles also added an Ascender to his guitar quiver in 2021. As he says "This is perfect for the traveling musician, for fly dates and the like."

Kai Brewster – Minneapolis-based Kai Brewster debuted our Ascender at the legendary First Avenue with 4OnTheFloor, home turf for none other than Prince himself. To ensure we paid proper tribute, his Ascender was purple – of course!

(4) Eric Dorton – Hailing from Texas, Eric Dorton joined us recently as President and Chief

Commercial Officer! Eric comes to us from Seymour Duncan, the industry-leading pick-up manufacturer, where he led National Accounts with retail customers including Guitar Center, Sam Ash, American Music Supply, and OEM customers including Gibson, Fender, Gretsch, Yamaha, and more. Before that, Eric helped build and grow Barefoot Cellars from start-up through acquisition by E J Gallo. He's passionate about innovation, our guitars, and is the right guy and the right time!

(5) Nashville Operations – We moved locations in Nashville, into a larger space with room for more production stations in anticipation of the launch of our Ascender Standard. The new space also includes an Artist Lounge, which will be a perfect setting for local Nashville artists – and those traveling through – to come by, meet the team, and try out our growing line of innovative guitars. If you're ever in Nashville, we hope you stop by, as well!

(6) Product-Market Fit – With a price-point target of $1800, we believe our soon-to-launch Ascender Standard will address the pricing challenges for our premium Ascender (to be relaunched as Ascender Custom), which starts at $3K. By lowering the barrier to entry, while maintaining our Nashville-craftsmanship and Plek perfect action, we're excited about the product-market fit and what the future holds for this new product.

(7) Product Development – Our Carbon Fiber Acoustic (CFA) guitar is well underway, with preliminary designs in hand, key suppliers selected, and prototyping on deck in 2022. Our goal is simple: Create the "go to" solution for acoustic travel guitars, the perfect addition to every guitar collection or a first-purchase. Designed in collaboration with Nashville-based Joe Glaser, this has the potential to be our home run!

(8) Intellectual Property – We are, at our heart, an innovation company. As a 20+ year patent attorney, I have been feverishly at work protecting our many inventions. We currently have five (5) issued patents covering all aspects of our folding technology. We also have 16 additional patent applications pending (12 US, 4 Int'l), including next generation folding systems, innovative guitar accessories, and even our Music Oasis™ in-airport guitar lounge! Strong patent protection is a BIG factor in driving a multiple on exit, so all this IP value bodes very well for Ciari Guitars.

Thank you for your support for Ciari Guitars! We're grateful, humbled, and excited about 2022 and beyond!

All the best,

Jonathan Spangler
CEO Ciari Guitars, Inc.

We need your help!

(1) Artists:

If you know any famous folks who play guitar – whether artists, influencers, actors, sports stars, etc…– please let us know. We'd greatly appreciate any assistance in getting an Ascender in their hands to help us drive brand awareness and overall reach. It takes a village!

(2) Social Media:

Please follow @CiariGuitars on our social medial channels (Facebook, Instagram, Twitter), "like" our posts, and share with your network. Again, this would be most helpful in driving brand awareness and increasing the overall reach of our social media efforts.

(3) Purchase:

For any Wefunder investors who want to purchase an Ascender – whether our original Ascender premium ($3K) or our soon-to-launch Ascender Standard ($1800) – we're happy to throw in a free Ciari Backpack ($150 value). Also, for those who invested at $1K or above during our Wefunder raise, you can also redeem the discount you stand to receive from that investment. That, or you can gift it to someone else! Either way, the discounts are as follows: $1K investment = 5% discount, $2.5K investment = 10% discount, $7.5K investment = 15% discount, $10K investment = 25% discount, $15K investment = 50% discount.

Sincerely,

Brent Rivard

CFO

Jonathan Spangler

CEO and Founder

Our Mission

Globally recognized guitar brand synonymous for quality and innovation and $10M+ in revenue based on a multi-instrument portfolio, including folding electric, acoustic and bass guitars. Based on our traction by years 3-5, we hope our disruptive guitar line will be an attractive acquisition target for major players in the guitar industry. Due to our robust international patent protection, any acquisition will command a healthy multiple for an attractive exit. These projections are not guaranteed.

See our full profile

How did we do this year?


Report Card

B-


The Good

Ascender Redesign: We redesigned our electric guitar with a brand-new look, folding system, and lower price-point.

Audience Growth: Our Instagram following increased 311%, we revamped our website & had multiple viral videos (1M+ views).

Pro Players: We added several top guitarists from Kool & The Gang, Darius Rucker, Slightly Stoopid & more!


The Bad

Supply Chain: We were not immune to the global supply chain woes of 2021, especially wood-related items.

Sporadic Travel: Due to the multiple Covid variants of 2021, travel did not return to anticipated levels.

Price-Challenges: While feature-rich and highly innovative, our Ascender premium guitar is expensive for many customers.

2021 At a Glance
January 1 to December 31


$63,580 **[57%]**
Revenue


-$282,842
Net Loss


$36,678 **[84%]**
Short Term Debt


$1,539,137
Raised in 2021


$638,500
Cash on Hand
As of 03/28/22

INCOME   BALANCE   NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We make and sell the revolutionary "Ascender" folding travel guitar. The Ascender has a patented folding system with a hinge in the neck so the guitar can be folded in half for convenient transportation and storage. During air travel, for example, the Ascender fits under seat - the first guitar ever with that distinction. To play again, simply unfold the neck, flip a lever to lock the hinge and the re-tighten the strings, "top off tune" the strings, and you're ready to rock!

We believe we can become a globally recognized guitar brand synonymous for quality and innovation and $10M+ in revenue based on a multi-instrument portfolio, including folding electric, acoustic and bass guitars. Based on our traction by years 3-5, we hope our disruptive guitar line will be an attractive acquisition target for major players in the guitar industry. Due to our robust international patent protection, any acquisition will command a healthy multiple for an attractive exit. These projections are not guaranteed.

Milestones

Ciari Guitars, Inc. was incorporated in the State of Delaware in October 2016.

Since then, we have:

- Guitar Player Magazine "Editor's Pick" & named "most convenient guitar in the world" by Forbes

- Recommended by Nasdaq as top equity crowdfunding campaign to invest in

- Patented technology elminates guitar travel & mobility problem in a $2.79B market

- Full product pipeline, including premium electric, mid-tier electric, carbon fiber acoustic, & bass

- Pitched & was granted setup of free airport guitar lounge—a priceless in-airport marketing channel

- One of 13 companies out of 300+ chosen for NEC's Project Music, a leading music startup accelerator

- CEO is IP Exec & Patent Attorney. Chief IP Counsel for "Start-up to $1BB" Medical Device

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $63,580 compared to the year ended December 31, 2020, when the Company had revenues of $147,456. Our gross margin was 37.6% in fiscal year 2021, compared to 34.0% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $1,152,917, including $793,452 in cash. As of December 31, 2020, the Company had $183,879 in total assets, including $13,839 in cash.

- *Net Loss.* The Company has had net losses of $282,842 and net losses of $197,584 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $89,028 for the fiscal year ended

- *Liabilities.* The Company's liabilities totaled $[illegible]0,938 for the fiscal year ended December 31, 2021 and $266,373 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $36,678 in debt and $2,778,815 in SAFEs.

Our projected runway as of December 31, 2021 is approximately 9-12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 9-12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Ciari Guitars, Inc. cash in hand is $638,500, as of March 2022. Over the last three months, revenues have averaged $3,550/month, cost of goods sold has averaged $1,917/month, and operational expenses have averaged $34,817/month, for an average burn rate of $33,184 per month. Our intent is to be profitable in 15 months.

Since December 31, 2019, we began to fulfill orders and recognize revenue from our pre-sales that started in the 2nd half of 2019 and additional orders received in 2020. Starting in April 2020, with the onset of the Covid-19 pandemic, we significantly reduced our burn rate and re-focused our efforts on additional product development. The new products include mid-tier electric and carbon fiber acoustic models, each of which will have a lower price-point for broader product-market fit. We were funded in 2020 with approximately $53K in PPP/SBA loans and an additional $170K in loans from our executive team. We raised approximately $1.5 million in our WeFunder campaign during 2021.

In the short-term, we expect our revenues o be largely in line with the last 3 months. We are forecasting expenses of ~$50-60K/month through the remainder of 2022 and revenues starting at ~$50-75K/month in Q4 2022. These projections are not guaranteed.

Net Margin: -445% **Gross Margin: 38%** **Return on Assets: -25%** **Earnings per Share: -$28,284.20**

Revenue per Employee: $21,193 **Cash to Assets: 69%** **Revenue to Receivables: ~** **Debt Ratio: 3%**

Ciari_Guitars_2021_and_2020_Financial_Statements__FINAL_.pdf

Ciari_Guitars_2019_and_2018_Financial_Statements__FINAL_.pdf

We ❤ Our

We ❤ Our 326 Investors

Thank You For Believing In Us

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Thank You!

From the Ciari Guitars Team



Jonathan Spangler
CEO and Founder



Eric Dorton
President and Chief Commercial Officer
Proven leader in sales and marketing, formerly with



Brent Rivard
CFO
Senior executive with broad experience in all operations and financial aspects of both large



Tommy Benson
Consultant, Artist Relations & Education
25+ years experience teaching and performing on the















Seymour Duncan. Prior to his successful entry into the Music Industry, Eric helped build Barefoot Cellars into a global brand that was purchased by EJ Gallo.

public and small private companies. Co-founder of Salesforce.com business sold to Rackspace in 2018.

instrument he is most passionate about - Guitar! 250K and growing social media presence and host and producer of the syndicated FM radio program Jazz Quest in Laguna Beach CA.

Tracy Judge

Advisory Board - Events and Marketing

Tracy is an entrepreneur with 15+ years of experience in marketing + events. She is on the International Board of Directors for Meeting Professionals International and was recently recognized as Connect Meetings 40 under 40.

Timothy Johnson

Advisory Board, Engineering & Quality

30-year EE on founding engineering team for two industry changing products, including iPhone and Apple Watch. Guitarist, band member, sailor and family man.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Jonathan Spangler	CEO @ Ciari Guitars, Inc.	2016

Officers

OFFICER	TITLE	JOINED
Eric Dorton	President	2022
Brent Rivard	CFO	2019
Jonathan Spangler	CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Jonathan Spangler	9,250,000 Common Stock	76.1%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
06/2017	$60,000	Safe	Regulation D, Rule 506(b)
12/2017	$230,000	Safe	Regulation D, Rule 506(b)
01/2018	$100,000	Safe	Regulation D, Rule 506(b)
02/2018	$20,000	Safe	Regulation D, Rule 506(b)
04/2018	$50,000	Safe	Regulation D, Rule 506(b)
12/2018	$242,500	Safe	Regulation D, Rule 506(b)
03/2019	$114,000	Safe	Regulation D, Rule 506(b)
04/2019	$150,000	Safe	Regulation D, Rule 506(b)
08/2019	$375,000	Safe	Regulation D, Rule 506(b)
04/2020	$30,000		Other
05/2020	$22,987		Other
07/2020	$120,000		Other
07/2020	$50,000		Other
05/2021	$979,137		4(a)(6)
05/2021	$400,000		506(c)
08/2021	$160,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURI
US Small Business Administration	04/05/2020	$30,000	$30,000	3.75%	03/31/2050	Yes
US Small Business Administration	05/04/2020	$22,987	$6,708	1.0%	05/03/2022	Yes

Brent Rivard	07/15/2020	$120,000	$0	10.0%	07/31/2021	Yes
Jonathan Spangler	07/15/2020	$50,000	$0	0.0%	07/31/2021	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	15,000,000	10,158,333	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	1,610,000 Outstanding of 2,000,000 available.

Risks

We depend on OEMs (Original Equipment Manufacturer) for production of a significant portion of our products. If we are unable to maintain these manufacturing relationships or enter into additional or different arrangements as needed, our net sales would suffer.

We may rely in part on relationships with dealers and their ability to sell our products. We are subject to the risk that these dealers may not effectively sell our products.

We may rely in part on third party distributors and their ability to sell our products. We are subject to the risk that these distributors may not effectively sell our products.

We may be subject to the enforcement of regulations and laws relating to the importation and use of certain raw material, which could adversely affect our ability to use certain raw materials and harm our business.

Any disruption in the supply of raw materials and components we and third parties need to manufacture our products could harm our net sales.

Our OEMs may not continue to produce products that are consistent with our standards, which could damage the value of our brands and harm our business and results of operations.

Any disruption we experience at our manufacturing facilities or our distribution system or any disruption at our OEMs could hurt our ability to deliver our products to customers.

Any delay in the delivery of our products to customers could harm our business and results of operations.

Recent difficult economic conditions have adversely affected consumer purchases of discretionary items, such as our products, and may continue to harm our business and results of operations.

If we are unable to anticipate and respond to changes in consumer demand and trends, our net sales, business and results of operations would suffer.

If we are not able to accurately forecast demand for our products, our business and results of operations would be harmed.

Our ability to increase our net sales will depend in large part on growth in the markets for our products.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Brent Rivard is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated

such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor⊕;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Ciari Guitars, Inc.

- Delaware Corporation
- Organized October 2016
- 3 employees

1570 Willow Street
San Diego CA 92106

https://CiariGuitars.com

Business Description

Refer to the Ciari Guitars profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Ciari Guitars is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.